Exhibit 4.3

MODERN TIMES GROUP MTG AB 2007 STOCK OPTION TERMS

§ 1	Definitions

As used herein, the following definitions shall apply:

”Affiliate”	Subsidiary as defined in the Swedish Companies Act (2005:551) or any other company which is associated with the Company and is designated by the Board as an Affiliate.
”Board”	The board of directors of the Company.
”Change in Control”	A situation when someone, other than Investment AB Kinnevik and/or its Affiliate, acquires more than 50 per cent of the total combined voting power of the Company’s then outstanding shares.
”Company”	Modern Times Group MTG AB (publ), reg. no. 556309-9158
”Continuous Status as an Employee”
The absence of any interruption or termination of service as an Employee. Termination of service as an Employee shall be considered to occur at the moment when the Employee gives notice or is given notice. Continuous Status as an Employee shall not be considered interrupted in the case of transfer of employment to the Company or any Affiliate, sick leave, parental leave, infant care leave, medical emergency leave, military leave, or any other leave of absence authorized in writing by the Board prior to or after its commencement.

”Disability”
With respect to an Employee shall mean physical or mental disability or infirmity of an Employee, as determined by a physician of recognized standing selected by the Company, that prevents (or, in the opinion of such physician, is reasonably expected to prevent) the normal performance of the Employee’s duties as an employee of the Company for any continuous period of 180 days, or for 180 days during any one-twelve month period.

”Employee”	Individual who is employed by the Company or any Affiliate.
”Exercise Price”	The price payable for each Warrant
”Grant Date”	The date when both parties have signed the Stock Option Grant Agreement.
”Option”	Stock Option granted in accordance with the Stock Option Grant Agreement.
”Optionee”	An Employee who has been selected by the Board in its sole discretion to receive an Option or who has an outstanding Option granted under Modern Times Group AB 2007 Stock Option Terms.

”Retirement”
Shall mean voluntary resignation by an Employee from his/her employment with the Company or its Affiliates (i) following age 55 and achieving 5 years of service with the Company or its Affiliates or (ii) involving such other circumstances as may be determined by the Board in its sole discretion.

”Share”	One Class B share of the Company with present quota value of SEK 5.
”Subscription Price”	The price at which subscription for new share may be made according to a Warrant
”Warrant”
A warrant which gives right to subscription of a share of the Company in accordance with appendix A, ”Villkor för Modern Times Group MTG:s (publ) optionsrätter 2007/2012 (English: “Terms and conditions for Modern Times Group MTG  AB’s (publ) warrants  2007/2012)

§ 2	Grant of Options

Grant to the Optionee free of charge by the Company, in accordance with the terms and conditions of the Stock Option Grant Agreement, the number of Options as stated in the Stock Option Grant Agreement, to acquire the number of Shares as stated in the Stock Option Agreement from the Company or from a party appointed by the Company through exercise of the number Warrants of the Company as stated in the Stock Option Grant Agreement. The Exercise Price to acquire a Warrant is SEK 1 per Warrant.

§ 3	Warrants

Warrants subject to the Options have been issued in accordance with a resolution of the Annual General Meeting in the Company on May 9, 2007. Each Warrant gives right to subscription of one new Share. To receive a Share through exercise of a Warrant, the Optionee must pay a Subscription Price amounting to SEK [belopp] per Share. Hence, to receive a Share, the acquisition price is the total of the Exercise Price to acquire a Warrant and the Subscription Price to acquire a Share, i.e. total acquisition price to acquire one Share is SEK [belopp]. In accordance with the terms and conditions for the Warrants, the number of Shares each Warrant entitles to and/or the Subscription Price may be adjusted if certain events occur.

§ 4	Delivery of shares

Subject to certain requirements, the Options formally entitle the Optionee to acquire Warrants of the Company that give a right to subscribe for Shares of the Company. This structure has solely come into being of technical reasons related to the Swedish Companies Act. The Optionee is fully aware of this and understands that this Agreement does not provide any right to dispose of acquired Warrants. By accepting the Stock Option Grant Agreement, the Optionee therefore, gives the Company or a party appointed by the Company, an irrevocable right and obligation to, at notice of exercise of the Options to the extent vested, on behalf of the Optionee, immediately exercise the Warrants acquired and subscribe for Shares of the Company which shall be delivered to the Optionee.

§ 5	Effect of revocation

If the Optionee revokes the right for the Company or a party appointed by the Company to exercise the Warrants which have been acquired at exercise of the Options on behalf the Optionee in accordance with § 4 above, the Options shall immediately terminate and be cancelled without any payment therefore.

§ 6	Vesting schedule

The Options shall become exercisable on May 15, 2010.

§ 7	Expiration date

The Options will expire on May 15, 2012 and cannot thereafter be exercised.

§ 8	Termination of Optionee’s status as Employee

(a)
In the event of termination of Optionee’s Continuous Status as an Employee, the Optionee may exercise the Options to the extent exercisable on the date of termination. Such exercise must occur within three (3) months after the date of termination (but in no event later than the date of expiration of the term of the Options as set forth in § 7 above). To the extent that the Optionee was not entitled to exercise the Options at the date of termination or does not exercise the Options within the time specified in this § 8, the Options will immediately terminate and be cancelled without any payment therefore.

(b)
Notwithstanding the provision in this § 8 (a) above, in the event of termination of Optionee’s Continuous Status as an Employee as result of retirement of the Optionee, the Optionee may exercise the Options, to the extent exercisable, within twelve (12) months after the date of such retirement (but in no event later than the date of expiration of the term of the Options as set forth in § 7 above). To the extent that the Optionee was not entitled to exercise the Options or does not exercise the Options within the time specified in this § 8 (b), the Options will immediately terminate and be cancelled without any payment therefore.

(c)
Notwithstanding the provision in this § 8 (a) above, in the event of termination of Optionee’s Continuous Status as an Employee due to disability, the Optionee may exercise the Options to the same extent as the Optionee would have been entitled to if the Optionee had remained in Continuous Status as an Employee for a period of twelve (12) months after the date on which Optionee ceased employment as a result of the disability. Such exercise must occur within eighteen (18) months from the date on which Optionee ceased employment as a result of disability (but in no event later than the date of expiration of the term of the Options as set forth in § 7 above). To the extent that the Optionee was not entitled to exercise the Options or does not exercise the Options within the time specified in this § 8 (c), the Options will immediately terminate and be cancelled without any payment therefore.

(d)	Notwithstanding the provisions in this § 8 (a) above and § 11 below, in the event of the death of Optionee:

(i)
if Optionee is, at the time of death, an Employee of the Company, the Options may be exercised, at any time within six (6) months following the date of death (but in no event later than the date of expiration of the term of the Options as set forth in § 7 above), by Optionee’s estate or by a person who acquired the right to exercise the Options by bequest or inheritance, to the same extent as the Optionee would have been entitled to had the Optionee continued living and remained in Continuous Status as an Employee for a period of twelve (12) months after the date of death; or

(ii)
if, at the time of death, these Options has not yet expired but Optionee’s Continuous Status as an Employee terminated prior to the date of death, the Options may be exercised, at any time within six (6) months following the date of death (but in no event later that the date of expiration of the term of the Options as set forth in § 7 above), by Optionee’s estate or by a person who acquired the right to exercise the Options by bequest or inheritance, but only to the extent the Options were exercisable at the time the Optionee’s Continuous Status as an employee terminated.

(iii)
To the extent that the Optionee was not entitled to exercise the Options or does not exercise the Options within the time specified in this 8 (d) (i and ii), the Options will immediately terminate and be cancelled without any payment therefore.

§ 9	Exercise of Options, shareholder’s right etc.

Exercise of the Options results in that the Company or a party appointed by the Company, on behalf of the Optionee, immediately exercises Warrants and delivers Shares to the Optionee. Optionee is not under any circumstances entitled to receive the right to dispose of Warrants in any other way than exercise of Warrants and subscriptions of Shares.

The Options may be exercised, to the extent possible to exercise, wholly or partially, however not for less than 100 Warrants per exercise or in whole should this be less than 100 Warrants. Exercise is executed on the 1st in each month. In the event the 1st falls on a Saturday or Sunday or Swedish bank holiday, exercise is executed on the next business day thereafter for banks in Sweden.

Options shall be exercised by delivering a written notice to the Company in accordance with instructions provided by the Board. The Board shall have the right to determine the exercise procedure, including appointment of a broker and/or bank(s) through which the exercise can be made. The Board shall also have the right to change the exercise procedure for any reason.

At exercise the Optionee must pay the Exercise Price to acquire Warrants and the Subscription Price of Warrant. The Company will provide the Optionee with exercise details.

The Optionee does not have any rights as a shareholder in relation to Shares acquired through exercise of the Options before the Optionee is registered as holder of the Shares with VPC AB (the Swedish Securities Register Center). The right to dividend on Shares is regulated in appendix A.

§ 10	Taxes and Other Fees

The Optionee shall be responsible for the payment of taxes and/or fees which may be payable in respect of the granting, holding or exercise of Options, as a consequence of Swedish or foreign legislation or decisions of Swedish or foreign governmental authorities. The Option grant shall be subject to all applicable tax withholding requirements. The Company and its Affiliates shall have the right to require the Optionee entitled to acquire Warrants/Shares to remit to the Company, prior to the delivery of any Shares and/or Warrants, any amount sufficient to satisfy any foreign, federal, state or local tax withholding requirements. Prior to the Company’s determination of such withholding liability, the Board may, in its sole discretion, permit the Optionee to make an irrevocable election to satisfy, in whole or in part, such obligation to remit taxes, by directing the Company to withhold Shares and/or Warrants that would otherwise be received by such individual. The Company and its Affiliates shall have the right to deduct from all cash payments made pursuant any applicable agreement any foreign, federal, state or local taxes required to be withheld with respect to such payments. If required, the Company and its Affiliates shall also have the right to withhold taxes and/or fees related to the Options from any other cash payments made to the Optionee such as salary payments, bonus payments, pension payments etc.

§ 11	Non-transferability of Options

Unless otherwise provided by the Board, the Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution as specified in § 8 (c) below and may be exercised, during the lifetime of Optionee, only by Optionee. In case of the Optionee’s death, the transfer restrictions do apply also for the estate or person who has acquired the right to exercise the Options.

§ 12	Change in Control

Notwithstanding the provisions in § 6 above in case of a Change in Control;

(a)
the Optionee shall have a right to immediately exercise the Options as from the date when the Optionee is given notice of such right and as to all Warrants/Shares subject to the Options or as to the number of Warrants/Shares the Optionee elects to acquire. Such exercise must occur within three (3) months after the date of notice of the right to exercise in accordance with this section (a) (but in no event later than the date of expiration of the term of the Options as set forth in § 7 above). To the extent that the Optionee does not exercise the Options within the time specified in this § 12, the Options will terminate and be cancelled without any payment therefore.

(b)
The Optionee is, notwithstanding § 11 above, obligated, on request from the Company, to sell the Options as well as any Shares acquired through exercise of the Options, to the Company or a party appointed by the Company on market terms.

§ 13	Adjustments Upon Changes in Capitalization or Merger

Since the Options formally entitles the Optionee to acquire Warrants no adjustment of the number or price of Warrants subject to an Option shall be made in case of changes in the number of outstanding Shares and/or the share capital of the Company. Instead adjustment is made of the outstanding Warrants in accordance with the adjustment provisions for the Warrants. However, if such an adjustment leads to unreasonable effects, an adjustment shall also be made of the number of Warrants subject to the Options and/or the price to acquire Warrants with the purpose of attaining a reasonable compensation in relation to the shareholders of the Company.

In the event of the proposed dissolution or liquidation of the Company, the Options will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in the exercise of its sole discretion in such instances, declare that the Options shall terminate as of a date fixed by the Board and give each Optionee the right to exercise the Options as to all or any part of the Warrants/Shares, including Warrants/Shares as to which the Options would not otherwise be exercisable. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Options shall be assumed or equivalent options shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the Options or to substitute equivalent options, in which case the Board shall, in lieu of such assumption or substitution, provide for the Optionee to have the right to exercise the Options as to all of the Warrants/Shares, including Warrants/Shares as to which the Options would not otherwise be exercisable. If the Board makes the Options fully exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify the Optionee that the Options shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Options will terminate upon the expiration of such period.

§ 14	Substitutions and Assumptions

The Board shall have the right to substitute or assume the Options in connection with merger, reorganizations, separations, or other transactions. Such Substitution or Assumption shall be made in accordance with conditions on the market.

§ 15	No Employment Right

The granting of Options in accordance with these terms or the Stock Option Grant Agreement is made at the sole discretion of the Company. The Optionee shall have no right to receive future Options. Nothing in these terms or the Stock Option Grant Agreement shall confer upon the Optionee any right with respect to continuation of employment with the Company, nor shall it interfere in any way with the Optionee's right or the Company's right to terminate or alter the terms and conditions of the employment relationship at any time. The Options shall not constitute part of the Optionee’s employment contract with the Company or any Affiliate and, accordingly the Options shall not be included in the basis for any pension rights, severance payments, damages or other benefit or compensations from the Company or any Affiliate.

§ 16	Notices

All notices and other communications under these terms and the Stock Option Grant Agreement shall be in writing and shall be deemed given on date of delivery, if delivered personally or by commercial delivery service, or five (5) business days after mailing, if mailed by registered or certified mail (return receipt requested) or, upon transmission, if sent via facsimile (with confirmation of receipt) to the parties at the addresses stated in the Stock Option Grant Agreement (or at such other address for a party as shall be specified by like notice).

§ 17	Amendments

The Company may without consent from the Optionee amend these terms and conditions and the Stock Option Grant Agreement to the extent legislation, court practice, authority regulations so require or in any other case – without significantly interfere with the rights of the Optionee in accordance with these terms and the Stock Option Grant Agreement – if it is appropriate or necessary for practical or economical reasons. The Company may also make other adjustments if significant changes in the Company or its Affiliates or its circumstances would result in a situation where the decided terms and conditions for the stock options become inappropriate to use. Amendment of these terms and conditions and the Stock Option Grant Agreement of other reasons may only be made by agreement in writing between the parties.

§ 18	Acknowledgement

By Optionee’s acceptance of the Stock Option Grant Agreement, Optionee acknowledges receipt of copies of these terms and “Villkor för Modern Times Group MTG AB:s (publ) optionsrätter 2007/2012” (English: “Term and conditions for Modern Times Group MTG AB’s (publ) warrants 2007/2012”). Optionee understands and agrees that the Options are subject to all the terms, conditions, and restrictions stated in these terms and in the Stock Option Grant Agreement as well as in the term document referenced in the preceding sentence.

§ 20	Governing Law

These terms and conditions and relating legal matters shall be governed by Swedish law. Any action, claim or appeal with respect to these warrants shall be brought before the Stockholm District Court or other such forum that is accepted by the company in writing.

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